July 20, 2017

VIA EDGAR

Ms. Karen Rossotto
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-4720

Re:	American Century Government Income Trust (the “Registrant”) (File Nos. 002-99222; 811-04363)

Dear Ms. Rossotto:

Please find below our responses to your comments that we discussed on July 7, 2017, regarding Post-Effective Amendment No. 79, filed on May 19, 2016, to the Registrant’s registration statement for Inflation-Adjusted Bond Fund (the “Fund”). For your convenience, we restate each of your comments prior to our responses.

1.	Comment: Confirm that the Fund’s management fee waiver is contractual and cannot be terminated prior to its stated expiration without the approval of the Board of Directors.

Response: Confirmed.

2.	Comment: In the Fund’s strategy sections, please add the parenthetical “plus any borrowings for investment purposes” following the 80% of net assets language.

Response: The Fund has a fundamental policy against borrowing any money, except for temporary or emergency purposes, as set out in the Fund’s statement of additional information. Accordingly, we believe it could be confusing and potentially even misleading to investors if we add the suggested language-“plus any borrowings for investment purposes”-to the prospectus disclosures, without also disclosing that the Fund has a fundamental investment policy against borrowing. Given the Fund’s fundamental investment policies, we believe the current disclosure is better suited to the Fund’s situations.

American Century Investments
P.O. Box 410141, 4500 Main Street                            1-800-345-2021 or 816-531-5575
Kansas City, MO 64141-0141                                www.americancentury.com

Ms. Karen Rossotto
July 20, 2017

3.      Comment:  Explain why using the word “duration” is appropriate in the Fee Example section.

Response:  In footnote 3 to the Annual Fund Operating Expenses, it is stated that the G Class management fee waiver will remain in effect permanently. Therefore, the G Class fee example numbers for all time periods reflect such waiver. Almost all other waivers that the advisor applies are for only 1 year from the date of the prospectus and would, therefore, only be reflected in the 1-year time period.

4.	Comment: If the Fund intends to sell credit default swaps, confirm that the Fund will cover the transaction to the full notional value.

Response: Confirmed.

If you have any questions with regard to the above responses, please contact Giles Walsh at giles_walsh@americancentury.com or 816-340-3390.

Sincerely,

/s/ Giles Walsh
Giles Walsh
Corporate Counsel